Interoffice Memo	Exhibit(a)(112)

Airgas, Inc 259 N. Radnor-Chester Road Suite 100 Radnor, PA 19087-5283 (610) 687-5253 Fax: (610) 687-1052 http://www.airgas.com

To:                        All Airgas Associates

From:                   Peter McCausland

Date:                     December 22, 2010

Subject:                Calendar 2010 in Review / Air Products’ Revised Tender Offer

As the calendar year draws to a close, I’d like to take a moment to celebrate our successes, as well as provide you with an update on Air Products’ tender offer.

Calendar Year 2010 in Review

I don’t need to tell you that it’s been an interesting year here at Airgas.

Thanks to your focus and hard work, and notwithstanding the challenging economic environment, we have continued to deliver outstanding results for our stockholders.  We achieved record free cash flow in the March quarter to put a strong finish on fiscal 2010, and we opened fiscal 2011 by achieving the second-best earnings quarter in the Company’s nearly 30-year history in June, an accomplishment we then matched in the September quarter.

Late last year we announced mid-term financial goals, one of which was to achieve earnings of at least $4.20 per share in calendar year 2012.  I’m pleased to tell you that we are currently on a trajectory to well exceed this goal.  In addition, the ongoing implementation of our highly-customized SAP system is progressing well, and we expect it will yield significant benefits on many levels as the implementation continues.

Throughout the year we continued to win new customers and extend agreements with existing customers.  XCOR Aerospace, Utilities Service Alliance (USA), Goodrich Corporation, Illinois Tool Works, BAE Systems, and Boeing – to name just a few – all added business with Airgas, and Hemlock Semiconductor selected Airgas to build a new air separation unit to supply nitrogen to its polysilicon manufacturing facility in Clarksville, Tennessee.

We launched a number of new products during the year, including our FreezeRight™ line of cryogenic freezers for food processing facilities, environmentally responsible turn-key cleaning solutions for service providers and manufacturing operations through a strategic alliance with Cold Jet, remote gas monitoring systems for lab gases, and analytical spec gas regulators designed especially for gas chromatography.  We also announced plans to begin converting our diesel-engine truck fleet to use Selective Catalytic Reduction (SCR) technology and our own AiRx™ Diesel Exhaust Fluid (DEF).

We formed Airgas Retail Solutions, a new business dedicated to meeting the product and service needs of businesses serving retail customers, such as florists, grocers, restaurants and bars, tire and automotive service centers, and others.

We received two Compressed Gas Association (CGA) Fleet Safety Awards, one for Bulk Gas Transportation in recognition of the best safety record among bulk gas fleets with more than 20 million miles driven during 2009, and one for Cylinder Gas Transportation in recognition of the best safety record among cylinder gas fleets with more than three million miles driven during 2009.  We were also honored to receive the CGA Environmental Recognition Program Award for Green Distribution Centers.

As the economy began to recover during 2010, we remained disciplined on costs and experienced steadily increasing demand across most of our customer segments and geographies.  Today we are in an even stronger leadership position in our markets than we were before the recession, and there is a tremendous amount of momentum in our business right now.  It is very important that we carry that momentum through the holidays and put our best foot forward as we close out 2010 and get ready to deliver another outstanding performance in our fourth fiscal quarter.

Our entrepreneurial spirit and customer-centric culture have yielded tremendous success for Airgas and our stockholders.  We have much to be thankful for this holiday season.

Air Products

Today we announced that the Airgas Board unanimously rejected Air Products’ revised unsolicited tender offer to acquire all outstanding common shares of Airgas at a price of $70 per share and urged Airgas stockholders not to tender their shares into the offer.  The Board believes the revised offer is clearly inadequate and was supported in this belief by inadequacy opinions from each of its three independent financial advisors.

The Airgas Board is working hard to protect and enhance the value of Airgas for our stockholders, and we thank you for all of your continued focus on delivering exceptional service to our customers and strong results for our stockholders.

In light of the continued interest in our company, I want to remind you that we must continue to speak with one voice.  Should you receive any media inquiries, please forward them to Jay Worley, Vice President–Communications and Investor Relations, at 610-902-6206 or jay.worley@airgas.com.  All investor inquiries should go to Barry Strzelec, Director–Investor Relations, at 610-902-6256 or barry.strzelec@airgas.com.

You have impressed me all year with your dedication and resolve, and the strong position of our business today is the result of your outstanding efforts.  Please keep up the great work in 2011.

I wish you all a safe and happy holiday season, and a very bright New Year.

Sincerely,

Peter McCausland

Chief Executive Officer

# # #

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer commenced by Air Products Distribution, Inc., a wholly owned subsidiary of Air Products and Chemicals, Inc., Airgas has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov. Also, materials related to Air Products’ Unsolicited Proposals are available in the “Investor Information” section of the Company’s website at www.airgas.com, or through the following web address: http://investor.shareholder.com/arg/airgascontent.cfm.

This communication contains statements that are forward looking. Forward-looking statements include the statements identified as forward-looking in the Company’s press release announcing its quarterly earnings, as well as any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar expressions. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. Airgas assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include the factors identified in the Company’s press release announcing its quarterly earnings, as well as other factors described in the Company’s reports, including its March 31, 2010 Form 10-K, subsequent Forms 10-Q, and other forms filed by the Company with the Securities and Exchange Commission. The Company notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. The Company is not waiving any other defenses that may be available under applicable law.